Exhibit 12.2 - Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

Twin Cities Power Holdings, LLC and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

	For the Years Ended December 31,
	2013	2012	2011	2010
Earnings
Income (loss) before income taxes	$2,140,139	$1,986,735	$11,680,200	$6,294,258
+ Fixed Charges	2,252,414	1,739,280	3,188,517	7,309,324
= Earnings	$4,392,553	$3,726,015	$14,868,717	$13,603,582

Fixed Charges
Interest expense	$1,501,935	$1,065,414	$3,027,621	$7,172,119
+ Approximation of interest in rental expense (1)	150,023	165,605	160,896	137,205
+ Amortization of deferred financing costs (2)	51,420	5,011	–	–
+ Distributions - preferred (3)	549,036	503,250	–	–
= Fixed Charges	$2,252,414	$1,739,280	$3,188,517	$7,309,324

Ratio of Earnings to Fixed Charges
and Preferred Distributions	1.95x	2.14x	4.66x	1.86x

1 - "Approximation of interest in rental expense" is equal to one-third of total operating lease rental expense as reported in the notes to the consolidated financial statements, with the remaining two-thirds considered to be depreciation. Total operating lease expense is as follows:

Total lease expense	450,069	496,816	482,689	411,615

2 - As reported in the notes to the consolidated financial statements.

3 - As reported in on the consolidated statements of cash flows.